UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-8940

Deferred Profit-Sharing Plan for Hourly Employees

(Full title of the plan)

ALTRIA GROUP, INC.

6601 West Broad Street

Richmond, Virginia 23230

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Page (s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	5
Notes to Financial Statements	6-20

Supplemental Schedule*
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	21

Signatures	22

Exhibit
23. Consent of Independent Registered Public Accounting Firm.

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Altria Group Benefits Investment Committee, the Administrator and the Participants of the Deferred Profit-Sharing Plan for Hourly Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) at December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 17, 2011

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2010 and 2009

(in thousands of dollars)

	2010	2009

Investments at fair value:
Investment in Master Trust A	$551,587	$596,473
Investment in Master Trust B	555,876	515,306

Total investments	1,107,463	1,111,779

Receivables:
Employer’s contribution	26,551	27,961
Participants’ contributions	158	309
Notes receivable from participants	19,585	22,286

Total receivables	46,294	50,556

Net assets reflecting investments at fair value	1,153,757	1,162,335
Adjustment from fair value to contract value for Investment in Master Trust A relating to fully benefit-responsive investment contracts	(13,502)	(4,833)

Net assets available for benefits	$1,140,255	$1,157,502

The accompanying notes are an integral part of these financial statements.

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STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2010

(in thousands of dollars)

2010

Additions to net assets attributed to:
Investment income:
Investment income from Master Trust A	$32,144
Investment income from Master Trust B	132,992

Total investment income	165,136

Interest income on notes receivable from participants	1,072

Contributions to the Plan:
By employer	27,536
By participants	11,376

Total contributions	38,912

Total additions	205,120

Deductions from net assets attributed to:
Withdrawals and distributions	(221,567)

Total deductions	(221,567)

Net decrease prior to transfer	(16,447)

Transfer to the Salaried Plan	(800)

Net decrease	(17,247)

Net assets available for benefits:
Beginning of year	1,157,502

End of year	$1,140,255

The accompanying notes are an integral part of these financial statements.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

1.	Description of the Plan

The following description of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of eligible union hourly-paid employees, as discussed below in Plan Participation, of Philip Morris USA Inc. (“PM USA”), U.S. Smokeless Tobacco Manufacturing LLC (“USSTM”) and U.S. Smokeless Tobacco Products LLC (“USSTP”) (individually, a “Participating Company”; collectively, the “Participating Companies”), all of which are subsidiaries of Altria Group, Inc. The Plan is designed to provide eligible employees with an opportunity to share in the profits of their Participating Company, to invest certain of their funds in a tax-advantaged manner and, for Match-Eligible Participants and USSTM Match-Eligible Participants (as such terms are defined below), to receive company match contributions if they make contributions to the Plan on a before-tax and/or after-tax basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Kraft Stock Investment Option”, and the “PMI Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”), the Class A common stock of Kraft Foods Inc. (“Kraft Stock”), and the common stock of Philip Morris International Inc. (“PMI Stock”), respectively (collectively, the “Common Stocks”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.

Plan Mergers

The assets and liabilities of the Deferred Profit-Sharing Plan for Craft Employees (the “Craft Employees’ Plan”) were merged with and into the Plan after the close of business on August 31, 2009. Effective September 1, 2009, participants from the Craft Employees’ Plan became eligible to participate in the Plan with the same benefits, rights and features that existed under the Craft Employees’ Plan.

The assets and liabilities of the UST LLC Employees’ Savings Plan attributable to eligible union hourly-paid employees of USSTM were merged with and into the Plan after the close of business on December 30, 2009. Effective December 31, 2009, union hourly-paid employees of USSTM (“USSTM Participants”) became participants in the Plan, although

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

they were not eligible to make or receive any contributions or make withdrawals until January 1, 2010.

Plan Participation

Eligibility for benefits under the Plan depends on an employee’s hire date and Participating Company affiliation, as follows:

•	“Non-Match-Eligible Participants” (eligible to make employee contributions and to receive company contributions):
¡	Eligible employees of PM USA and USSTP, other than Match-Eligible Participants and USSTM Match-Eligible Participants, as defined below;

•	“Match-Eligible Participants” (eligible to make employee contributions and to receive company contributions and company match contributions):
¡	Employees of PM USA and USSTP hired or rehired on or after specified dates based on their union affiliation, as defined in the Plan document; and

•	“USSTM Match-Eligible Participants” (eligible to make employee contributions and to receive company match contributions):
¡	USSTM Participants.

Employee Contributions

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire.

No contribution is required from any participant under the Plan. However, employees hired or rehired after a specified date and USSTM Match-Eligible Participants are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.

The Internal Revenue Code of 1986, as amended (the “Code”) imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2010 and 2009, a participant’s before-tax contribution was limited to $16,500 with a Plan limitation of 15% of eligible compensation on the total amount of before-tax and after-tax contributions.

Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2010 and 2009, the catch-up contribution was limited to $5,500. If a participant has not made the maximum after-tax contribution, he or she may make an additional after-tax contribution in a lump sum, subject to certain statutory and Plan limits.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.

Employer Contributions

Contributions by Participating Companies may consist of a company contribution and/or a company match contribution as discussed below.

Company contribution – Effective for calendar years beginning in 2010, the company contribution on behalf of participants, other than USSTM Match-Eligible Participants, who have completed twenty-four months of service (12 months in the case of a Match-Eligible Participant), is an amount equal to the lesser of (1) three percent (3%) of Altria Group, Inc.’s Consolidated Earnings, as defined in the Plan document, less the amounts allocated to participants in the Deferred Profit-Sharing Plan for Salaried Employees (the “Salaried Plan”), or (2) fifteen percent (15%) of the aggregate participant compensation, as defined in the Plan document, of the participants among whom the company contribution is to be allocated. However, eligible Match-Eligible Participants receive a company contribution of no less than ten percent (10%) of their eligible compensation.

Prior to the change in formula, the company contribution on behalf of eligible employees was the lesser of (1) three percent (3%) of PM USA’s operating profit, as defined in the Plan document, less amounts allocated to participants in the Salaried Plan, or (2) fifteen percent (15%) of the aggregate participant compensation, as defined in the Plan document, of the participants among whom the company contribution was allocated.

Company match contribution – Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing 90 days of service will receive a company match contribution, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period.

USSTM Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing one year of service will receive a company match contribution, dollar for each dollar, up to the first six percent (6%) of eligible compensation that is contributed for a payroll period.

Participant Accounts

Each participant’s Plan accounts are credited with any employee and employer contributions and the allocated share of the investment activities for each investment option in which he or she participates. Allocations are based on participant Plan account balances, as defined.

Vesting

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Investment Options

Participants can direct all contributions among eleven investment options and may change their investment elections at any time.

The Kraft Stock Investment Option and the PMI Stock Investment Option are “closed” to further investments so that participants are not permitted to purchase shares of Kraft Stock or PMI Stock in the Plan or to perform an exchange into the Kraft Stock Investment Option or PMI Stock Investment Option from any other investment option.

Employee Stock Ownership Plan

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash to participants for the year ended December 31, 2010 were $10,942,118. Altria Stock dividends payable in cash directly to participants as of December 31, 2010 were $2,899,781.

Any cash dividends paid on Kraft Stock held in the Kraft Stock Investment Option and on PMI Stock held in the PMI Stock Investment Option cannot be reinvested in Kraft Stock or PMI Stock, respectively, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have dividends for Kraft Stock and PMI Stock paid to them in cash.

Master Trusts

Certain assets of the Plan are co-invested with the assets of the Salaried Plan and the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Salaried Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock, Kraft Stock and PMI Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.

Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.

Withdrawals and Distributions

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as outlined in the Plan, with respect to the distribution of his or her Plan account balances.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Notes Receivable from Participants

Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions outlined in the Plan. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in The Wall Street Journal generally as of the last business day of the month preceding the loan request and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting.

Classification of certain prior year amounts have been revised to conform to the current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, in the financial statements and related disclosures. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance that requires additional disclosures on fair value measurements and provides clarification to existing disclosures. The requirements, which include additional disclosure of significant transfers in and out of Level 1 and Level 2 measurements, were adopted by the Plan for the year ended December 31, 2010. As this guidance only requires additional disclosures, the adoption of the guidance did not have a material impact to the Plan’s financial statements.

In September 2010, the FASB issued authoritative guidance on how loans to participants should be classified and measured by defined contribution pension plans. This guidance requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments, and measured at their unpaid balance plus any accrued but unpaid interest. The Plan adopted this guidance for the year ended December 31, 2010, and retrospectively applied it to December 31, 2009. The adoption resulted in a reclassification of participant loans totaling approximately $22 million from investments to notes receivable on the Statement of Net Assets Available for Benefits at December 31, 2009.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

In May 2011, the FASB issued authoritative guidance relating to fair value measurement and disclosure requirements. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. It is anticipated that there will not be a significant impact on existing fair value measurements or disclosures.

Risks and Uncertainties

The Plan provides for diversified investment options in investment securities, other than the Common Stock Investment Options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.

Valuation of Investment in Master Trusts

The Plan’s investment in the Master Trusts and share of investment activities is based upon the total of the participants’ Plan accounts.

Valuation of the Master Trusts’ Investments and Income Recognition

Trust investment assets are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 – Fair Value Measurements for a detailed discussion of fair value measurements.

Investment transactions are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

The Statement of Net Assets Available for Benefits presents the fair value of the investment in Master Trust A, as well as the adjustment of the investment from fair value to contract value relating to investment contracts, which have fully benefit-responsive features. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Withdrawals and distributions

Withdrawals and distributions are recorded when paid.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Expenses

Investment management fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and certain legal fees are paid by the Master Trusts and charged directly to participant accounts, usually on a monthly basis.

Individual participant transaction fees (including fees associated with the trading of Common Stocks) are paid by the Master Trusts and are charged solely to the accounts of the participant that initiated the transaction.

3.	Master Trust A Investments

The Plan had a 22% and 23% interest in Master Trust A at December 31, 2010 and 2009, respectively. The Plan’s interest in Master Trust A represents over 5% of the Plan’s net assets at December 31, 2010 and 2009.

At December 31, 2010 and 2009, the net assets of Master Trust A were as follows (in thousands of dollars):

	2010	2009
Investments at fair value:
Common/collective trusts	$900,244	$787,041
Investment contracts	1,030,128	1,070,036
Registered investment companies	299,364	178,549
Government securities	229,719	251,236
Short-term temporary investments – UST merger	—	239,727
Other	66,944	16,876

Total investments	2,526,399	2,543,465
Receivables:
Interest and dividend income	939	2,710

Net assets at fair value	2,527,338	2,546,175

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(43,072)	(14,504)

Net assets	$2,484,266	$2,531,671

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Master Trust A investment activities for the year ended December 31, 2010 were as follows (in thousands of dollars):

Interest and dividends	$48,868
Net appreciation in common/collective trusts	119,280
Net appreciation in registered investment companies	17,141
Net appreciation in government securities	7,662

Investment income	$192,951

Investment contracts held in the Interest Income Fund Investment Option may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for that option.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party. The interest rates for traditional GICs are either agreed to in advance with the issuer or vary based on agreed formulas, but cannot be less than zero. Master Trust A had no traditional GICs as of December 31, 2010 or 2009.

A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value.

The portfolio of assets, overall of investment grade quality, underlying the synthetic GICs includes fixed income securities such as mortgages, corporate bonds, and United States Treasury securities. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate, which is the rate earned by participants in the Interest Income Fund. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the underlying asset portfolio covered by the investment contract. The crediting rates for the synthetic GICs are calculated on a quarterly basis (or more frequently, if necessary) using the contract value, and the fair market value, yield and duration of the underlying securities, but cannot be less than zero. The contract value of the synthetic GICs was approximately $987 million and $1.1 billion at December 31, 2010 and 2009, respectively.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula, as discussed above. Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, or the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the investment manager or the contract issuer.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

At December 31, 2010 and 2009, the average yields for synthetic GICs were as follows:

	2010	2009

Average yield earned	2.37%	3.38%
Average yield earned adjusted to reflect actual interest credited to Interest Income Fund Participants	3.37%	3.72%

There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.

Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; or failure to adhere to investment guidelines.

4.	Master Trust B Investments

The Plan had a 32% and 33% interest in Master Trust B at December 31, 2010 and 2009, respectively. The Plan’s interest in Master Trust B represents over 5% of the Plan’s net assets at December 31, 2010 and 2009. At December 31, 2010 and 2009, the net assets of Master Trust B were as follows (in thousands of dollars):

	2010	2009
Investments at fair value:
Common stocks:
Altria Stock	$837,741	$618,967
PMI Stock	741,534	746,483
Kraft Stock	123,678	127,745
Cash and cash equivalents	24,627	29,685

Total investments	1,727,580	1,522,880
Receivable – dividend income	16,804	16,536

Net assets	$1,744,384	$1,539,416

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Master Trust B investment activities for the year ended December 31, 2010 were as follows (in thousands of dollars):

Dividends on common stocks:
Altria Stock	$48,863
PMI Stock	33,155
Kraft Stock	4,827
Net appreciation in common stocks:
Altria Stock	161,421
PMI Stock	141,556
Kraft Stock	19,230

Investment income	$409,052

5.	Fair Value Measurements

FASB authoritative guidance provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the fair value hierarchy.

Level 3 holdings are immaterial to the total Master Trust investment assets at December 31, 2010 and 2009.

Common/Collective Trusts

Common/collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A common/collective trust investments include equity index funds which are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International (“MSCI”) All Countries World ex US Index, and MSCI European Monetary Union Index. They are valued on the basis of the relative interest of each

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. There are no restrictions on redemptions of these investments. The underlying assets are valued based on the net asset value as provided by the investment account manager and are classified in level 2 of the fair value hierarchy.

Registered Investment Companies

Investments in mutual funds sponsored by a registered investment company are valued based on exchange listed prices and are classified in level 1 of the fair value hierarchy.

Investment Contracts

The underlying fixed income assets of the synthetic guaranteed investment contracts are valued at a price which is based on a compilation of observable market information or a broker quote in a non-active market. These assets are classified in level 2 of the fair value hierarchy. Wrapper contracts are valued based on the replacement cost of the contract and are classified in level 3 of the fair value hierarchy.

Government Securities

Government securities consist of investments in Treasury securities with maturities of 3 to 5 years. Government securities, which are traded in a non-active over-the-counter market, are valued at a price which is based on a broker quote, and are classified in level 2 of the fair value hierarchy.

Short-term Temporary Investments

At December 31, 2009, the cash received by Master Trust A in conjunction with the merger of the UST LLC Employees’ Savings Plan with the Plan was temporarily invested in the Government Short Term Investment Fund managed by State Street. This investment was valued at amortized cost which approximated fair value, and was classified in level 2 of the fair value hierarchy.

Common Stocks

Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date, and are classified in level 1 of the fair value hierarchy.

Cash & Cash Equivalents

Cash and cash equivalents are valued at cost which approximates fair value, and are classified in level 1 of the fair value hierarchy.

The methods described above are not necessarily indicative of net realizable value or reflective of future fair values. Nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

The fair values of the Master Trust investment assets by asset category as of December 31, 2010 are as follows (in thousands of dollars):

	Level 1	Level 2	Level 3	Totals
Master Trust A

Common/collective trusts:
U.S. equity index	$—	$720,442	$—	$720,442
International equity index		179,802		179,802
Investment contracts:
Mortgage-backed securities fund		352,032		352,032
U.S. and foreign government securities or their agencies		222,414		222,414
Other		452,085	3,597	455,682
Registered investment companies:
Balanced fund	146,779			146,779
Fixed income fund	89,499			89,499
Index funds	63,086			63,086
Government securities:
U.S. Treasuries		229,719		229,719
Other		66,944		66,944

Sub-total Master Trust A	299,364	2,223,438	3,597	2,526,399

Master Trust B

Common stocks:
PMI Stock	741,534			741,534
Altria Stock	837,741			837,741
Kraft Stock	123,678			123,678
Cash and cash equivalents	24,627			24,627

Sub-total Master Trust B	1,727,580	—	—	1,727,580

Total Master Trust investment assets at fair value	$2,026,944	$2,223,438	$3,597	$4,253,979

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

The fair values of the Master Trust investment assets by asset category as of December 31, 2009 are as follows (in thousands of dollars):

	Level 1	Level 2	Level 3	Totals
Master Trust A

Common/collective trusts:
U.S. equity index	$—	$603,459	$—	$603,459
International equity index		183,582		183,582
Investment contracts:
Mortgage-backed securities fund		371,395		371,395
U.S. and foreign government securities or their agencies		253,700		253,700
Other		441,700	3,241	444,941
Registered investment companies	178,549			178,549
Government securities		251,236		251,236
Short-term temporary investments – UST merger		239,727		239,727
Other		16,876		16,876

Sub-total Master Trust A	178,549	2,361,675	3,241	2,543,465

Master Trust B

Common stocks:
PMI Stock	746,483			746,483
Altria Stock	618,967			618,967
Kraft Stock	127,745			127,745
Cash and cash equivalents	29,685			29,685

Sub-total Master Trust B	1,522,880	—	—	1,522,880

Total Master Trust investment assets at fair value	$1,701,429	$2,361,675	$3,241	$4,066,345

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

6.	Transactions with Parties-in-Interest

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. Master Trust B includes participant investments in Altria Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. Master Trust A investments include a common/collective trust managed by State Street Global Advisors, an affiliate of State Street. State Street is a trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions under ERISA.

7.	Plan Termination

The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution and/or company match contribution to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to amend, suspend or terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status

By letter dated June 5, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 2000 and December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes or uncertain tax positions have been included in the Plan’s financial statements. On January 8, 2009 PM USA filed with the Internal Revenue Service for a determination that the Plan, as amended to July 1, 2008, continues to qualify under Section 401(a) of the Code and the related Master Trusts continue to be exempt from tax under Section 501(a) of the Code.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009 (in thousands of dollars):

	2010	2009
Net assets available for benefits per the financial statements	$1,140,255	$1,157,502
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,502	4,833

Net assets available for benefits per the Form 5500	$1,153,757	$1,162,335

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010 (in thousands of dollars):

2010
Change in net assets available for benefits per the financial statements	$(17,247)
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	8,669

Change in net assets available for benefits per the Form 5500	$(8,578)

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$551,586,814

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock, PMI Stock and Kraft Stock	Master Trust	n/a	$555,876,267

*	Notes receivable from participants	Interest rates range from 3.25% to 10.0% Maturity dates through 2036	-0-	$19,585,498

* indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation & Benefits of Altria Client Services Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

By	/s/ PETER C. FAUST
Peter C. Faust, Vice President,
Compensation & Benefits,
Altria Client Services Inc.

Date: June 17, 2011